Exhibit 99.1

X Financial Reports Third Quarter 2020 Unaudited Financial Results

SHENZHEN, China, December 1, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                      Total net revenue was RMB559.8 million (US$82.5 million), representing a decrease of 34.5% year-over-year and an increase of 44.3% quarter-over-quarter.

•                      Loss from operations was RMB101.4 million (US$14.9 million), compared with income from operations of RMB214.7 million in the same period of 2019 and loss from operations of RMB341.5 million in the previous quarter.

•                      Net loss attributable to X Financial shareholders was RMB113.0 million (US$16.6 million), compared with net income attributable to X Financial shareholders of RMB169.6 million in the same period of 2019 and net loss attributable to X Financial shareholders of RMB343.7 million in the previous quarter.

•                      Non-GAAP1 adjusted net loss attributable to X Financial shareholders was RMB111.7 million (US$16.5 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB208.0 million in the same period of 2019 and non-GAAP adjusted net loss attributable to X Financial shareholders of RMB325.9 million in the previous quarter.

•                      Net loss per basic and diluted American depositary share (“ADS”) 2 was RMB2.10 (US$0.31) and RMB2.10 (US$0.31), respectively, compared with net income per basic and diluted American depositary share (“ADS”) of RMB3.24, and RMB3.12, respectively, in the same period of 2019.

•                      Non-GAAP adjusted net loss per basic and adjusted diluted ADS was RMB2.10 (US$0.31), and RMB2.10 (US$0.31), respectively, compared with non-GAAP adjusted net income per basic and adjusted diluted ADS of RMB3.96, and RMB3.84, respectively, in the same period of 2019.

Third Quarter 2020 Operational Highlights

•                      The total loan facilitation amount3 was RMB8,027 million, representing a decrease of 25.3% from RMB10,750 million in the same period of 2019 and an increase of 30.4% from RMB6,153 million in the second quarter of 2020.

1  The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

•                      The loan facilitation amount of Xiaoying Credit Loan4 was RMB6,847 million, representing a decrease of 15.3% from RMB8,086 million in the same period of 2019 and an increase of 49.4% from RMB4,583 million in the second quarter of 2020. Xiaoying Credit Loan accounted for 85.3% of the Company’s total loan facilitation amount, compared with 75.2% in the same period of 2019.

•                      The total outstanding loan balance5 as of September 30, 2020 was RMB12,280 million, compared with RMB19,606 million as of September 30, 2019 and RMB12,185 million as of June 30, 2020.

•                      The average loan amount per transaction6 of Xiaoying Term Loan7 was RMB9,041, representing a decrease of 29.6% from RMB12,848 in the same period of 2019 and an increase of 8.2% from RMB8,356 for the second quarter of 2020.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of September 30, 2020 were 2.13% and 4.62%, respectively, compared with 3.53% and 9.44%, respectively, as of June 30, 2020, and 2.95% and 4.50%, respectively, as of September 30, 2019.

•                      The number of cumulative borrowers, each of whom made at least one transaction on the Company’s lending platform, as of September 30, 2020 was 6,326,338.

•                      Total cumulative registered users reached 51.1 million as of September 30, 2020.

•                      Institutional funding accounted for 100.0% of the total loan facilitation amount, compared with 97.4% in the second quarter of 2020.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “Despite the impact from COVID-19 and the tightened regulatory environment in China, we delivered encouraging operational and financial results in the third quarter. Thanks to the solid recovery in loan facilitation amount of Xiaoying Credit Loan, our total loan facilitation amount increased by 30.4% quarter-over-quarter to RMB8,027 million.

“We continued to adhere to our prudent risk management approach. The delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days as of September 30, 2020 decreased further to 2.13% and 4.62%, respectively, compared with 3.53% and 9.44%, respectively, as of June 30, 2020. As the epidemic continues to ease and the macro economic environment recovers gradually in China, our credit risk profile continues to improve.”

“Based on the solid progress we have made on the operational front, we improved both our top and bottom lines. Our total net revenue increased by 44.3% quarter-over-quarter and net loss attributable to X Financial shareholders narrowed to RMB113.0 million from RMB343.7 million in the previous quarter, demonstrating our strong capability to navigate in an uncertain regulatory environment and challenging economy.”

4  X Financial integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018.

5 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more than 180 days and such loans are included in the calculation of delinquency rate by balance.

6 Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

7 Xiaoying Term Loan refers to the loans with fixed repayment periods including Xiaoying Credit Loan, Xiaoying Housing Loan, and Internet Channel.

“In August 2020, the Supreme People’s Court of the PRC lowered the ceiling of the private lending interest rate protected by law. We believe this new policy is currently only applicable to private lending, which mainly refers to loans made to individuals or companies by private organizations or individuals instead of financial institutions. The regulation does put pressure on the whole lending sector, but it’s not directly applicable to our business at this moment as we are a financial institution regulated by local financial regulatory authorities.”

“Recently, the Chinese government also planned to impose tighter regulations on small loans offered online by microloan companies. The regulators have started seeking public opinion on the interim measures for the administration of online small lending businesses. The new ruling will significantly affect the fundamentals of the online small lending industry with requirements on borrowing limits, fund leverage, prohibition of multi-regional lending and other measures. It is expected that the new regulations will be finalized by the end of this year. Due to the low visibility caused by regulatory uncertainties, it is difficult for companies in this sector to precisely evaluate its impact on their businesses at this moment but they will need to adjust their strategies and bring substantial changes to their operations over a transitional period of one to three years to comply with the new policies.”

“Despite all the challenges ahead, we will continue to expand and improve our offerings to cater to the growing demand for personal financing in China. We are on track to apply for an online microcredit license and will keep a close watch on the evolving market dynamics and regulatory environment. We have experienced reforms and navigated difficult periods before, and emerged stronger as a key player in this industry. We are confident that we are capable of making strategic adjustments in a timely way to fit into the new business environment.”

Mr. Simon Cheng, President of the Company, added, “We continued to expand our cooperation with financial institutions. In the third quarter, we successfully achieved 100% institutional funding for the new loans facilitated through our platform, compared with 97.4% in the previous quarter. Both the total available credit lines and the number of financial institutional partners have continued to expand. Our risk management capabilities and proven record have been fully recognized by our financial institutional partners.”

“Our exit from the P2P business has progressed in an orderly manner. The outstanding loan balance of the P2P business continued to decrease from RMB1.6 billion as of June 30, 2020 to RMB0.4 billion as of September 30, 2020 and further decreased to RMB0.3 billion as of October 31, 2020. Protecting the interests of our investors is always our top priority and we believe it helps us minimize regulatory risks and establish a solid foundation of trust and integrity in the personal finance sector.”

“During the third quarter, our number of active borrowers continued to grow to 692,997, representing an increase of 10.8% from 625,707 in the previous quarter, mainly due to an increase in the number of active borrowers of Xiaoying Credit Loan. This is further acknowledgement of the high value and quality of the loan products we offer to borrowers, as well as the traction and growth momentum we gained as the market continues to gradually recover.”

“Overall, we will continue to strengthen our cooperation and relationships with financial institutions and keep diversifying our institutional funding sources. With China’s steady economic rebound and implementation of favorable policies to support domestic consumption, we are confident in our execution capabilities to create long-term value for our investors and shareholders.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to have seen gradual recovery during the third quarter, thanks to the overall improving market conditions and our continuous efforts to enhance the top line growth and reduce costs across various parts of our business.”

“We continued to strengthen our risk management capabilities and focused on expanding the quality of our borrower base. The improvement in our credit risk profile has brought a significant decrease of RMB56.3 million in the bad debt provisions for accounts receivable and loans receivable in the third quarter when compared with the previous quarter. Together with other cost control initiatives, we successfully narrowed the net loss for the quarter. So far into the fourth quarter, we are seeing more positive signs on the borrower side. As of October 31, 2020, the delinquency rates for all outstanding loans that are past due for 31-90 days and 91—180 days further dropped to 1.94% and 3.84%, respectively, an outstanding performance showing the high effectiveness of our risk control model and improvements in the quality of our borrowers.”

“In addition, our efforts to expand and deepen our cooperation with financial institutional partners continued to bear fruit. The total number of financial institutions which we cooperate with continued to increase during the third quarter, and at the same time, we also managed to reduce overall funding costs in this quarter. We will continue to engage with more financial institutions to further optimize our cost structure. In the meantime, we continued to diversify our partnerships with third-party financial guarantee companies.”

“In conclusion, we will continue to closely monitor regulations and market conditions, and ensure we will adapt quickly in response to any potential impact on our business due to changes in the macro environment. In addition, we will continue to provide more attractive loan products, further improve the credit quality of our borrower base and explore additional cooperation opportunities with financial institutions to capture untapped growth in the personal finance industry.”

Third Quarter 2020 Financial Results

Total net revenue decreased by 34.5% to RMB559.8 million (US$82.5 million) from RMB854.3 million in the same period of 2019, primarily due to a decline in total loan facilitation amount in this quarter when compared with the same period of 2019.

Loan facilitation service fees under the direct model decreased by 37.7% to RMB350.4 million (US$51.6 million) from RMB562.1 million in the same period of 2019, primarily due to the combined effect of (i) a decrease in the amount of loans facilitated through direct model compared with the same period of 2019, and (ii) a change in the product mix.

Loan facilitation service fees under the intermediary model was RMB3.0 million (US$0.4 million), compared with RMB50.2 million in the same period of 2019, primarily due to the fact that substantially all of the institutional investors invested their funds in the loans facilitated under direct model and/or trust model, depending on their investment strategies.

Post-origination service fees decreased by 37.1% to RMB49.5 million (US$7.3 million) from RMB78.8 million in the same period of 2019, as a result of the cumulative effect of decreased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income increased by 1.8% to RMB138.8 million (US$20.4 million) from RMB136.4 million in the same period of 2019, primarily due to an increase in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue decreased by 32.6% to RMB18.1 million (US$2.7 million) from RMB26.9 million in the same period of 2019, primarily due to a decrease in penalty fees for late or early repayment and commission fees for introducing borrowers to other platforms.

Origination and servicing expenses increased by 19.9% to RMB561.2 million (US$82.7 million) from RMB468.2 million in the same period of 2019, primarily due to the following factors: (i) an increase in collection expenses resulting from a more active policy taken to address the impact of COVID-19, and (ii) an increase in interest expenses related to financing income.  Meanwhile, to better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB15.2 million compared with RMB5.5 million in the same period of 2019, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

General and administrative expenses decreased by 37.1% to RMB35.8 million (US$5.3 million) from RMB56.9 million in the same period of 2019, primarily due to a decrease in share-based compensation expenses.

Sales and marketing expenses decreased by 85.0% to RMB3.9 million (US$0.6 million) from RMB25.9 million in the same period of 2019, primarily due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Reversal of provision for contingent guarantee liabilities was RMB19.4 million (US$2.9 million) primarily attributable to the decrease in estimated default of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for accounts receivable and contract assets decreased by 71.2% to RMB24.3 million (US$3.6 million) from RMB84.7 million in the same period of 2019, primarily due to the combined effect of (i) a decrease in accounts receivable and contract assets, and (ii) a decrease in the estimated default rates.

Provision for loans receivable was RMB58.1 million (US$8.6 million), compared with RMB3.9 million in the same period of 2019, primarily due to an increase in loans receivable from credit loans and revolving loans.

Loss from operation was RMB101.4 million (US$14.9 million), compared with income from operation of RMB214.7 million in the same period of 2019.

Loss before income taxes and loss from equity in affiliates was RMB108.2 million (US$15.9 million), compared with income before income taxes and gain from equity in affiliates of RMB188.1 million in the same period of 2019.

Income tax expenses was RMB1.6 million (US$0.2 million), compared with RMB26.5 million in the same period of 2019, primarily due to a decrease in the taxable income.

Net loss attributable to X Financial shareholders was RMB113.0 million (US$16.6 million), compared with net income attributable to X Financial shareholders of RMB169.6 million in the same period of 2019.

Non-GAAP adjusted net loss attributable to X Financial shareholders was RMB111.7 million (US$16.5 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB208.0 million in the same period of 2019.

Net loss per basic and diluted ADS was RMB2.10 (US$0.31), and RMB2.10 (US$0.31), respectively, compared with net income per basic and diluted ADS of RMB3.24 and RMB3.12, respectively, in the same period of 2019.

Non-GAAP adjusted net loss per basic and diluted ADS was RMB2.10 (US$0.31), and RMB2.10 (US$0.31), respectively, compared with non-GAAP adjusted net income per basic and diluted ADS of RMB3.96 and RMB3.84, respectively, in the same period of 2019.

Cash and cash equivalents was RMB324.3 million (US$47.8 million) as of September 30, 2020, compared with RMB333.5 million as of June 30, 2020.

Business Outlook

Given the ongoing regulatory changes, all market players are taking a more prudent risk management approach and the Company is in the process of reassessing its institutional cooperators. Based on the Company’s preliminary assessment, the deposits paid to its institutional cooperators are subject to impairment risks. Consequently, the Company is unable to reasonably determine a near-term outlook for its business.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on Wednesday, December 2, 2020 (8:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until December 9, 2020:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10150253

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The Company have adopted the new standard effective January 1, 2020, using a modified retrospective basis under which prior comparative periods are not restated. The impact of the adoption of this guidance on the Group’s consolidated statements of comprehensive income after tax amounts to RMB17.2 million as of January 1, 2020.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,005,980	324,251	47,757
Restricted cash	514,323	758,207	111,672
Accounts receivable and contract assets, net of allowance for doubtful accounts	771,154	306,369	45,123
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553	1,002,131	147,598
Loans at fair value	2,782,333	1,839,056	270,864
Deposits to institutional cooperators	518,720	1,850,925	272,612
Prepaid expenses and other current assets	707,450	523,697	77,132
Financial guarantee derivative	719,962	503,284	74,126
Deferred tax assets, net	465,441	576,978	84,980
Long term investments	292,142	302,044	44,486
Property and equipment, net	20,139	13,121	1,933
Intangible assets, net	35,127	37,786	5,565
Loan receivable from Xiaoying Housing Loans, net	89,536	60,011	8,839
Other non-current assets	68,772	40,058	5,900
TOTAL ASSETS	8,280,632	8,137,918	1,198,587

LIABILITIES
Payable to investors	3,006,349	3,259,161	480,023
Guarantee liabilities	17,475	10,119	1,490
Financial guarantee derivative	—	51,675	7,611
Short-term bank borrowings	—	322,495	47,498
Accrued payroll and welfare	63,649	49,210	7,248
Other tax payable	58,086	39,311	5,790
Income tax payable	340,996	294,006	43,302
Deposit payable to channel cooperators	108,923	24,733	3,643
Accrued expenses and other liabilities	274,440	315,104	46,410
Other non-current liabilities	42,300	18,200	2,681
Deferred tax liabilities	1,309	573	84
TOTAL LIABILITIES	3,913,527	4,384,587	645,780

Commitments and Contingencies
Equity:
Common shares	201	201	30
Additional paid-in capital	2,987,363	3,043,185	448,213
Retained earnings	1,311,194	658,163	96,937
Other comprehensive income	67,101	50,494	7,437
Total X Financial shareholders’ equity	4,365,859	3,752,043	552,617
Non-controlling interests	1,246	1,288	190
TOTAL EQUITY	4,367,105	3,753,331	552,807

TOTAL LIABILITIES AND EQUITY	8,280,632	8,137,918	1,198,587

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	562,066	350,381	51,606	1,662,568	793,967	116,939
Loan facilitation service-Intermediary Model	50,186	2,959	436	221,137	41,190	6,067
Post-origination service	78,768	49,514	7,293	248,326	162,452	23,927
Financing income	136,353	138,826	20,447	214,344	441,171	64,977
Other revenue	26,901	18,120	2,669	76,571	37,881	5,579
Total net revenue	854,274	559,800	82,451	2,422,946	1,476,661	217,489

Operating costs and expenses:
Origination and servicing	468,226	561,241	82,662	1,231,021	1,520,781	223,987
General and administrative	56,914	35,791	5,271	164,904	142,846	21,039
Sales and marketing	25,854	3,874	571	83,299	30,771	4,532
(Reversal of) provision for contingent guarantee liabilities	—	(19,438)	(2,863)	—	2,152	317
Provision for accounts receivable and contract assets	84,659	24,346	3,586	188,915	134,722	19,842
Provision for loans receivable	3,923	58,135	8,562	44,390	211,501	31,151
(Reversal of) credit losses for other financial assets	—	(2,718)	(400)	—	6,879	1,013
Total operating costs and expenses	639,576	661,231	97,389	1,712,529	2,049,652	301,881

Income (loss) from operations	214,698	(101,431)	(14,938)	710,417	(572,991)	(84,392)
Interest income, net	7,286	5,752	847	12,692	15,990	2,355
Foreign exchange gain (loss)	692	8,984	1,323	(159)	8,911	1,312
Investment loss	—	—	—	(12,538)	—	—
Change in fair value of financial guarantee derivative	(84,690)	(26,579)	(3,915)	(198,952)	(143,621)	(21,153)
Fair value adjustments related to Consolidated Trusts	49,079	3,245	478	130,930	(43,416)	(6,394)
Other income (loss), net	1,042	1,798	265	10,028	10,789	1,589

Income (loss) before income taxes and gain (loss) from equity in affiliates	188,107	(108,231)	(15,940)	652,418	(724,338)	(106,683)

Income tax benefit (expense)	(26,514)	(1,576)	(232)	27,358	72,912	10,739
Gain (loss) from equity in affiliates	7,983	(3,224)	(475)	15,027	(1,564)	(230)
Net income (loss)	169,576	(113,031)	(16,647)	694,803	(652,990)	(96,174)
Less: net income (loss) attributable to non-controlling interests	—	(7)	(1)	200	41	6
Net income (loss) attributable to X Financial shareholders	169,576	(113,024)	(16,646)	694,603	(653,031)	(96,180)

Net income (loss)	169,576	(113,031)	(16,647)	694,803	(652,990)	(96,174)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	4,644	(26,816)	(3,950)	7,375	(16,607)	(2,446)
Comprehensive income (loss)	174,220	(139,847)	(20,597)	702,178	(669,597)	(98,620)
Less: comprehensive income (loss) attributable to non controlling interests	—	(7)	(1)	200	41	6
Comprehensive income (loss) attributable to X Financial shareholders	174,220	(139,840)	(20,596)	701,978	(669,638)	(98,626)

Net income (loss) per share—basic	0.54	(0.35)	(0.05)	2.23	(2.03)	(0.30)
Net income (loss) per share—diluted	0.52	(0.35)	(0.05)	2.18	(2.03)	(0.30)

Net income (loss) per ADS—basic	3.24	(2.10)	(0.31)	13.38	(12.18)	(1.79)
Net income (loss) per ADS—diluted	3.12	(2.10)	(0.31)	13.08	(12.18)	(1.79)

Weighted average number of ordinary shares outstanding—basic	316,387,394	321,262,508	321,262,508	311,794,242	320,913,563	320,913,563
Weighted average number of ordinary shares outstanding—diluted	323,103,017	327,099,971	327,099,971	318,509,865	326,751,026	326,751,026

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	169,576	(113,031)	(16,647)	694,803	(652,990)	(96,174)
Add: Share-based compensation expenses (net of tax of nil)	38,421	1,292	190	119,574	55,448	8,167
Non-GAAP adjusted net income (loss)	207,997	(111,739)	(16,457)	814,377	(597,542)	(88,007)

Net income (loss) attributable to X Financial shareholders	169,576	(113,024)	(16,646)	694,603	(653,031)	(96,180)
Add: Share-based compensation expenses (net of tax of nil)	38,421	1,292	190	119,574	55,448	8,167
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	207,997	(111,732)	(16,456)	814,177	(597,583)	(88,013)

Non-GAAP adjusted net income (loss) per share—basic	0.66	(0.35)	(0.05)	2.61	(1.86)	(0.27)
Non-GAAP adjusted net income (loss) per share—diluted	0.64	(0.35)	(0.05)	2.56	(1.86)	(0.27)

Non-GAAP adjusted net income (loss) per ADS—basic	3.96	(2.10)	(0.31)	15.66	(11.16)	(0.54)
Non-GAAP adjusted net income (loss) per ADS—diluted	3.84	(2.10)	(0.31)	15.36	(11.16)	(0.54)

Weighted average number of ordinary shares outstanding—basic	316,387,394	321,262,508	321,262,508	311,794,242	320,913,563	320,913,563
Weighted average number of ordinary shares outstanding—diluted	323,103,017	327,099,971	327,099,971	318,509,865	326,751,026	326,751,026